Exhibit 10.1

EXECUTION VERSION

ASSET AND STOCK PURCHASE AGREEMENT

by

and

among

LEE ENTERPRISES, INCORPORATED

and

BERKSHIRE HATHAWAY INC.

and

BH MEDIA GROUP, INC.

Dated January 29, 2020

Schedules and Exhibits

Schedule A:	BH Media Newspapers
Schedule 2.1(a)(viii):	BH Media Employee Benefit Plans
Schedule 2.1(b)(i):	BH Media Owned Real Estate
Schedule 2.1(b)(viii):	Other Excluded Assets
Schedule 4.1(c):	Buyer’s Indebtedness
Schedule 5.9:	Ongoing Litigation
Schedule 9.2:	Notice Addresses

Exhibit A:	Bill of Sale
Exhibit B:	Assignment and Assumption Agreement
Exhibit C:	Lease
Exhibit D:	Assignment of Intellectual Property
Exhibit E:	Termination Agreement

ii

ASSET AND STOCK PURCHASE AGREEMENT

THIS ASSET AND STOCK PURCHASE AGREEMENT (“Agreement”) is made as of January 29, 2020 by and between Lee Enterprises, Incorporated, a Delaware corporation (“Buyer”), Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), and BH Media Group, Inc., a Delaware corporation and a Subsidiary of Berkshire (“BH Media” and collectively with Berkshire, the “Seller Entities” and each, individually, a “Seller Entity”). Buyer, Berkshire, and BH Media will be referred to in this Agreement individually as a “Party” and collectively as the “Parties”.

RECITALS

A.        BH Media owns the newspaper and related community publications listed on Schedule A (each a “BH Media Newspaper” and collectively, the “BH Media Newspapers”) and operates the BH Media Newspaper Business (as defined in this Agreement).

B.        BH Media desires to sell to Buyer, and Buyer wishes to acquire, the BH Media Newspaper Business.

C.        To effectuate the transfer of the BH Media Newspaper Business, upon the terms and subject to the conditions set forth in this Agreement, Buyer shall purchase all of the Acquired Assets (as defined in this Agreement) from BH Media and assume the Assumed Liabilities (as defined in this Agreement), and BH Media shall sell all of the Acquired Assets and transfer the Assumed Liabilities to Buyer.

D.        Berkshire owns all of the issued and outstanding shares of capital stock of The Buffalo News, Inc., a Delaware corporation (“Buffalo News”).

E.        Berkshire desires to sell to Buyer, and Buyer wishes to acquire, all the outstanding common stock of Buffalo News (the “Buffalo Shares”) upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the mutual covenants and agreements set forth in this Agreement and for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the Parties, the Parties agree as follows:

ARTICLE 1 DEFINITIONS

1.1       Certain Definitions. For purposes of this Agreement, the following terms have the meanings specified in this Section 1.1:

“Acquired Business” means, collectively, the BH Media Newspaper Business and all business operations or activities of Buffalo News.

“Ad Valorem Taxes” means any real property, personal property, or other similar Taxes levied with respect to the Acquired Assets.

“Affiliate” means as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, where “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Code § 1504(a) or any similar group defined under a similar provision of state, local, or non-U.S. law.

“Ancillary Agreements” means the instruments described in Section 2.8.

“Attorney-Client Communication” means any communication occurring on or prior to Closing between BH Media and the internal or external counsel of BH Media, or its Affiliates.

“BH Media Employee Benefit Plan” means any employee benefit plan, within the meaning of Section 3(3) of ERISA, any other employee benefit plan, program or arrangement of any kind, and each written stock option, stock appreciation right, restricted stock, stock purchase, stock unit, incentive, profit-sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement, severance or benefits continuation or material fringe benefit plan, program or agreement that provides benefits to employees of BH Media.

“BH Media Employees” means any individual identified by BH Media on its payroll system as a W-2 employee.

“BH Media Newspaper Business” means the business of publishing, distributing and operating the BH Media Newspapers, magazines, niche publications, and related online, digital and mobile publications, websites, and all related operations and activities, including advertising and marketing in any form of media, producing community events, book publishing and sales, photo sales, and printing and delivery services, but excluding any activities conducted by BH Media related to the ownership of the BH Media Owned Real Estate (as defined in this Agreement).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday, and Friday that is not a day on which national banking institutions in Omaha, Nebraska are authorized or obligated by Law or executive order to be closed.

“Business Intellectual Property” means all Intellectual Property to the extent that is owned by, or licensed to, BH Media and that is used or held for use in connection with the ownership or operation of the BH Media Newspaper Business.

“Closing Date” means the date and time as of which the Closing (as defined in this Agreement) occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contemplated Transactions” means the transactions contemplated hereunder and the Ancillary Agreements.

“Contract” means any agreement, contract, binding understanding, instrument or legally binding commitment or understanding.

“Credit Agreement” means that Credit Agreement dated as of January 29, 2020, among Buyer, as the borrower, and BH Finance, LLC, as administrative agent and lender.

“Encumbrances” means any mortgage, deed of trust, encumbrance, charge, claim, equitable or other interest, easement, right of way, building or use restriction, title defect, lien, option, pledge, security interest, purchase rights, preemptive right, right of first refusal, proxy, voting trust agreement, transfer restriction, community property interest or similar right, limitation, or adverse claim or restriction of any kind.

“Fixtures” mean goods, products, machinery, or equipment substantially attached to real estate or a permanent structure in such a way that such property is not readily removable from such real estate or permanent structure, including any utility systems, power and backup power systems, fire sprinkler and security systems, drainage facilities, lighting facilities, HVAC equipment, boilers, electrical systems, machinery and equipment, including conveying equipment, printing presses, inserters, and ink tanks.

“Governmental Entity” shall mean any Federal, state or local government or any court, administrative agency, bureau, commission, department or other authority of any domestic or foreign government or any arbitrator in any case that has jurisdiction over an applicable Party or any of its properties or assets.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the regulations promulgated by the Federal Trade Commission with respect to such Act, as amended and in effect from time to time.

“Income Tax” means any federal, state, local, or non-U.S. tax based on or measured by reference to net income, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachments thereto.

“Indebtedness” shall mean any indebtedness, including any (a) indebtedness for borrowed money, (b) indebtedness secured by any Encumbrance on property owned whether or not the indebtedness secured has been assumed, (c) indebtedness evidenced by notes, bonds, debentures or similar instruments; (d) guarantees with respect to Liabilities of a type described in any of clauses (a) through (c) above, and (e) interest, penalties, premiums, fees and expenses related to any of the foregoing, provided that trade payables incurred in the ordinary course will not be considered to be Indebtedness.

“Intellectual Property” means all of the following types of intellectual property and all common law and statutory rights in, arising out of, or associated therewith, in any jurisdiction throughout the world: (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all provisionals, reissuances, continuations, divisions, continuations-in-part, revisions, extensions, renewals, and re-examinations thereof, (b) trade secrets, and confidential, technical, and business information and data (including ideas, research and development, know-how, formulas, compositions, business methods, manufacturing and production processes and techniques, designs, drawings, specifications, proprietary information, subscriber, customer, advertiser, and supplier lists, pricing and cost information, and business and marketing plans and proposals); (c) copyrightable works (whether published or unpublished), copyrights, and applications, registrations, and renewals in connection therewith; (d) software and software programs, systems, and applications, including source code, executable code, and related documentation; (e) Internet web, digital and mobile sites, related content and links, and all versions, updates, corrections, enhancements, and modifications thereof; (f) domain names, uniform resource locators (URLs) and other names and locators associated with the Internet or mobile publications; (g) social media accounts; (h) trademarks, service marks, logos, slogans, trade names, and corporate names (whether registered, unregistered, or fictional), together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, and trade dress (including banners, flags, nameplates, and mastheads);  (i) databases and data collections and all rights therein; and (j) other proprietary rights, in each case including copies and tangible embodiments thereof (in whatever form or medium).

“Law” shall mean any federal, state, or local constitution, statute, regulation, rule, common law, order, judgment or legally enforceable policy or requirement.

“Liability” shall mean any direct or indirect debt, obligation or liability of any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown, wherever or however arising (including whether arising out of any contract or tort based on negligence, strict liability, or otherwise), and whether or not the same would be required by generally accepted accounting principles or policies to be reflected in financial statements or notes to financial statements, including all claims (including claims related to employment), actions, suits, judgments, damages, losses, obligations, responsibilities, fines, penalties, sanctions, costs, fees, charges, disbursements and expenses, in each case of any kind or nature (including interest thereon), whether or not consequential, actual, punitive, treble, or otherwise.

“Loan” shall have the meaning ascribed in the Credit Agreement.

“Permitted Encumbrances” shall mean any of the following Encumbrances: (a) landlord’s liens to secure obligations to landlords or lessors under any lease; (b) liens for current real or personal property Taxes, assessments and governmental charges that are (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings; (c) liens of carriers, warehousemen, mechanics, laborers, and materialmen and other similar statutory liens incurred in the ordinary course of business with respect to which payment is not material to the encumbered Party’s business; and (d) deposits or pledges not material in amount in the aggregate made in the ordinary course of business in connection with worker’s compensation and unemployment insurance or similar Laws.

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, a Governmental Entity, and any permitted successors and assigns of such Person.

“Representative” shall mean with respect to a particular Person, any director, officer, employee, agent, consultant, or other representative of such Person, including legal counsel, accountants, insurance, tax, or financial advisors and lenders.

“SEC” shall mean the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly by that Person or one of more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation).  The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs, duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return, form, schedule or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed with or submitted to any Governmental Entity.

1.2       Certain Additional Definitions. For all purposes under this Agreement, the following terms shall have the respective meanings ascribed in the respective sections of this Agreement set forth opposite each term below:

Defined Term	Section

Acquired Assets	Section 2.1(a)
Acquired Employees	Section 6.1(a)
Agreement	Preamble
Allocation	Section 2.5
Antitrust Division	Section 5.2

Assignment and Assumption Agreement	Section 2.8(a)(ii)
Assumed Contract	Section 2.1(e)
Assumed Liabilities	Section 2.1(c)
Berkshire	Preamble
BH Finance	Section 2.4
BH Media	Preamble
BH Media Newspaper(s)	Recitals
BH Media Newspaper Business	Recitals
BH Media Newspaper Consideration	Section 2.3(a)
BH Media Newspaper Matter	Section 5.9
BH Media Owned Real Estate	Section 2.1(b)(i)
Bill of Sale	Section 2.8(a)(i)
Buffalo News	Recitals
Buffalo Shares	Recitals
Buffalo Shares Consideration	Section 2.3(b)
Buyer	Preamble
Buyer Welfare Plans	Section 6.4(a)
Closing	Section 2.7
Closing Cash	Section 2.3(a)
End Date	Section 8.1(c)
Excluded Assets	Section 2.1(b)
FTC	Section 5.2
Lease	Section 2.8(a)(v)
Management Agreement	Section 4.1(e)
Party	Preamble
Post-Closing Tax Period	Section 5.3(a)
Pre-Closing Tax Period	Section 5.3(a)
Purchase Price	Section 2.4
Retained Liabilities	Section 2.1(d)
Seller Entity(ies)	Preamble
Tax Contest	Section 5.3(c)
Termination Agreement	Section 2.8(b)(vii)

ARTICLE 2 SALE AND TRANSFER

2.1        Purchase and Sale of BH Media Newspaper Business.

(a)           Purchase of Acquired Assets. Subject to the terms and conditions set forth in this Agreement, BH Media agrees to convey, assign, sell, transfer and deliver (or to cause to be conveyed, assigned, sold, transferred and delivered) to Buyer at the Closing, and Buyer agrees to purchase and receive from BH Media at the Closing, all right, title and interest of BH Media in and to all tangible and intangible assets that are owned, leased, licensed, used or held for use by BH Media in connection with the BH Media Newspaper Business, other than the Excluded Assets (as defined in this Agreement) (such assets, collectively, the “Acquired Assets”), including the following:

(i)          all of the Assumed Contracts (as defined in this Agreement), including any collective bargaining agreement to which BH Media is a party;

(ii)         all Business Intellectual Property;

(iii)       all inventories of merchandise, newsprint, ink and other raw materials, work in process, finished goods and supplies (including photo supplies, composition supplies, camera supplies, pressroom supplies, pressroom plates, mailroom supplies, plant supplies and route and circulation supplies);

(iv)       all tangible and intangible archives of each of the BH Media Newspapers, including all clippings, art, photographs (including digital files and film, negatives and positives), historical facts and memorabilia, bound files of back issues, electronic archives, and microfilm and microfiche reproductions of back issues;

(v)         all motor vehicles, furniture, equipment, machinery and other tangible personal property;

(vi)       all books of account and financial records, invoices, shipping records, sales and promotional literature, supplier, customer and circulation lists, correspondence and other documents, records, data, files and service manuals;

(vii)       all insurance Contracts and accounts;

(viii)      the BH Media Employee Benefit Plans identified on Schedule 2.1(b)(a)(viii), and any related assets;

(ix)        all other assets other than Excluded Assets, whether owned, leased or licensed, tangible or intangible,

(x)         all applicable guaranties, warranties, indemnities and similar rights in favor of BH Media with respect to any tangible Acquired Asset;

(xi)        all goodwill relating to the BH Media Newspaper Business and the Business Intellectual Property;

(xii)      all claims, rights, interests and causes of action of BH Media, whether mature, contingent or otherwise, against third parties relating to the BH Media Newspaper Business and the Acquired Assets, including those arising during or attributable to any period prior to the Closing and any uncollected judgments related to such claims and causes of action; and

(xiii)      any claims, rights and interest in and to any refund, rebate, abatement, credit or other recovery of any state Income Taxes, sales and use taxes or any other Tax (other than federal Income Taxes, as set forth in Section 2.1(b)(iv)) for periods prior to the Closing or any causes of action owned by BH Media relating to any such refund, rebate, abatement, credit or other recovery of such Taxes or fees.

(b)           Excluded Assets. The Acquired Assets shall not include the following assets (collectively, the “Excluded Assets”), which shall be retained by BH Media:

(i)         All real estate owned by BH Media, including those properties listed on Schedule 2.1(b)(i), and all Fixtures located at such properties, specifically including all printing presses, inserters, and ink tanks (the “BH Media Owned Real Estate”);

(ii)         all rights and claims of BH Media to the extent relating to any Excluded Asset or any Retained Liabilities (as defined in this Agreement);

(iii)        any books and records that BH Media is required by Law to retain (in which case BH Media shall provide or cause to be provided to Buyer complete and correct duplications thereof, to the extent permitted by applicable Law) or is prohibited by Law from disclosing, and all documents, books and records relating to the organization, existence and ownership of BH Media, including corporate minute books, and all records that do not relate to the BH Media Newspaper Business;

(iv)        any claims, rights and interest in and to any refund, rebate, abatement, credit or other recovery of federal Income Taxes for periods prior to the Closing or any causes of action owned by BH Media relating to any such refund, rebate, abatement, credit or other recovery of federal Income Taxes or fees;

(v)         all corporate names, trademarks, trade names, domain names, service marks, service names, logos and similar proprietary rights of BH Media or its Affiliates in the names “BH Media”, “Berkshire Hathaway”, “Berkshire”, “Hathaway” or any derivation thereof whether or not used (and whether or not exclusively used) in the BH Media Newspaper Business;

(vi)        all claims, rights, interests and causes of action of BH Media, whether mature, contingent or otherwise, against third parties (a) not relating to the BH Media Newspaper Business or the Acquired Assets, or (b) relating to the Retained Liabilities or the Excluded Assets;

(vii)       all assets of BH Media, that would have been Acquired Assets, if not for being retired or disposed of between the date of this Agreement and the Closing Date in the ordinary course of business; and

(viii)      the assets identified on Schedule 2.1(b)(ix).

(c)           Assumption of Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Closing Date, Buyer shall assume from BH Media (and therefore agree to pay, perform and discharge), and BH Media shall irrevocably convey, transfer and assign to Buyer all Liabilities of BH Media or its Affiliates arising prior to, on, or after the Closing Date and arising out of or related to the operation of the BH Media Newspaper Business, including any Liabilities related to operation by BH Media, its former Subsidiaries, or any predecessor entities of newspapers or other publications no longer in production, but specifically excluding the Retained Liabilities (as defined in this Agreement) (the “Assumed Liabilities”).

(d)           Definition of Retained Liabilities. Buyer shall not assume, and BH Media agrees that Buyer shall not be liable or otherwise responsible for, the following Liabilities (collectively, the “Retained Liabilities”):

(i)          Liabilities of BH Media or its Affiliates in respect of transaction costs payable pursuant to Section 5.5 hereof;

(ii)         Liabilities for Taxes that are the responsibility of Seller Entities pursuant to Section 5.3 hereof;

(iii)       Liabilities of BH Media related to the Excluded Assets that are not otherwise assumed or performed by Buyer pursuant to the Lease (as defined in this Agreement); and

(iv)        Liabilities of BH Media not related to the BH Media Newspaper Business.

(e)           BH Media Newspaper Business Contracts. As part of the acquisition of the BH Media Newspaper Business, Buyer shall acquire all right to, and obligations under, any Contract related to the BH Media Newspaper Business to which BH Media is a party, provided that such Contract is not an Excluded Asset or related to the operation of an Excluded Asset (each such Contract, an “Assumed Contract”). To the extent that transfer or assignment of an Assumed Contract hereunder by BH Media to Buyer is not permitted or is not permitted without the consent of a third party, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent is not given or if such an undertaking otherwise would constitute a breach of such Contract or cause a loss of benefits under such Contract. BH Media and Buyer shall use commercially reasonable efforts to obtain any and all such third party consents under all Assumed Contracts as provided in Section 5.10.

2.2        Purchase and Sale of Buffalo Shares.

(a)           Stock Purchase. At Closing, Berkshire will sell to Buyer, and Buyer will purchase from Berkshire, the Buffalo Shares owned by Berkshire, in each case free and clear of any Encumbrance, other than Permitted Encumbrances.

2.3        Consideration for the BH Media Newspaper Business and Buffalo Shares.

(a)           The aggregate consideration (the “BH Media Newspaper Consideration”) to be paid by Buyer to BH Media in exchange for the BH Media Newspaper Business will be: (i) a sum of One Hundred and Thirty Million Dollars ($130,000,000) plus the amount of BH Media’s cash on hand and all other cash or cash equivalents in BH Media’s bank, savings, or lockbox accounts or otherwise in BH Media’s possession as of the end of the Business Day that is two (2) Business Days immediately prior to the Closing Date (collectively, the “Closing Cash”); and (ii) assumption by Buyer of the Assumed Liabilities. BH Media shall inform Buyer of the Closing Cash prior to Closing. BH Media agrees to leave a minimum of $12,000,000 in Closing Cash (which will be included in the BH Media Newspaper Consideration) but otherwise makes no representation as to the amount of the Closing Cash. BH Media is free to dividend or distribute cash to its corporate parent at any time prior to Closing.

(b)           The aggregate consideration to be paid by Buyer to Berkshire in exchange for the Buffalo Shares will be Ten Million Dollars ($10,000,000) (the “Buffalo Shares Consideration”).

2.4       Payment of the Purchase Price. At Closing, Buyer shall pay the Buffalo Shares Consideration and the BH Media Newspaper Consideration (collectively, the “Purchase Price”) by delivering an executed note evidencing the Loan in favor of BH Finance LLC, a Nebraska limited liability company and Affiliate of BH Media and Berkshire (“BH Finance”), or its assignee in whole or in part. The principal amount of the Loan will include the Purchase Price and additional amounts to be extended by BH Finance to Buyer.

2.5       Allocation of BH Media Newspaper Consideration to the Acquired Assets. BH Media and Buyer shall endeavor in good faith to agree upon the allocation (the “Allocation”) of the BH Media Newspaper Consideration (which for purposes of this Section 2.5 shall include any Assumed Liabilities and any transaction expenses required to be treated as part of the Purchase Price for U.S. federal income tax purposes) among the Acquired Assets, all in accordance with Code § 1060 and Treasury Regulations promulgated thereunder (and any similar provision of state, local, or non-U.S. law, as appropriate. If BH Media and Buyer are not able to agree upon the Allocation within ninety (90) days after the Closing, the Allocation shall be determined by a qualified appraiser reasonably acceptable to Buyer and BH Media. The costs and expenses for the services of such appraiser shall be paid by Buyer.  BH Media, Buyer, and their respective Affiliates shall report, act, and file Tax Returns (including but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such Allocation. Neither BH Media, Buyer, nor any Affiliate thereof shall take any position (whether in audits, tax returns, or otherwise) that is inconsistent with such allocation unless required to do so by applicable Law.

2.6       Further Assurances. At and after the Closing, and without further consideration, BH Media shall execute and deliver to Buyer such further instruments and certificates of conveyance and transfer as Buyer may reasonably request in order to more effectively convey and transfer the Acquired Assets to Buyer and to put Buyer in operational control of the BH Media Newspaper Business, or for aiding, assisting, collecting and reducing to possession any of the Acquired Assets and exercising rights with respect to the Acquired Assets; (ii) Berkshire shall execute and deliver to Buyer such further instruments and certificates of conveyance and transfer as Buyer may reasonably request in order to more effectively convey and transfer the Buffalo Shares to Buyer; and (iii) Buyer shall execute and deliver to BH Media such further instruments and certificates of assumption, novation and release as BH Media may reasonably request in order to effectively make Buyer responsible for all Assumed Liabilities and release BH Media from all Assumed Liabilities.

2.7       Closing. The purchase and sale (the “Closing”) provided for in this Agreement will take place remotely via the electronic or other exchange of documents and signature pages, which may be transmitted in portable document format (PDF), as soon as practicable, but in any event no later than the date that is two (2) Business Days following the satisfaction and fulfillment or, if permissible pursuant to the terms of this Agreement, waiver of the conditions contained in Article 7.

2.8       Closing Obligations. At the Closing:

(a)            BH Media or Berkshire, as appropriate, will deliver to Buyer duly executed copies of:

(i)          a Bill of Sale for the Acquired Assets substantially in the form attached hereto as Exhibit A (the “Bill of Sale”);

(ii)         an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”);

(iii)        certificates pursuant to clauses (a) and (b) of Section 7.2;

(iv)        A stock power, executed in blank, pertaining to the transfer of the Buffalo Shares;

(v)         the lease pertaining to the BH Media Owned Real Estate by and between BH Media and Buyer, in substantially the form attached hereto as Exhibit C (the “Lease”);

(vi)        a duly executed Credit Agreement; and

(vii)      an Assignment of Intellectual Property substantially in the form attached hereto as Exhibit D (the “Assignment of Intellectual Property”).

(b)           Buyer will deliver to BH Media or Berkshire, as appropriate:

(i)          a duly executed Credit Agreement;

(ii)         Executed payoff letters and lien release documentation as required under the Credit Agreement;

(iii)        a duly executed copy of the Bill of Sale;

(iv)        a duly executed copy of the Assignment and Assumption Agreement;

(v)         a duly executed copy of the Lease;

(vi)        a duly executed copy of the Assignment of Intellectual Property;

(vii)       a duly executed Termination Agreement, in the form attached as Exhibit E (the “Termination Agreement”) pertaining to the Management Agreement (as defined in this Agreement), including a payoff letter executed by an authorized officer of each of Buyer and BH Media indicating the final amount owed by BH Media and releasing Buyer and BH Media from all obligations under the Management Agreement;

(viii)     duly executed copies of all other instruments and certificates of assumption, novation and release as BH Media may reasonably request in order to effectively make Buyer solely responsible for all Assumed Liabilities and release BH Media from all Assumed Liabilities; and

(ix)        certificates pursuant to clauses (a) and (b) of Section 7.3.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER ENTITIES

3.1       Representations Regarding Seller Entities. Seller Entities jointly and severally represent and warrant to Buyer as follows:

(a)           Organization. Each Seller Entity is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

(b)           Corporate Authority. Each Seller Entity has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to be executed and delivered by Seller Entities and to consummate the Contemplated Transactions. At the Closing, each Seller Entity will have all requisite corporate power and authority to enter into the Ancillary Agreements to be executed and delivered by such Seller Entity and to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by each Seller Entity, and the Ancillary Agreements to be executed and delivered by each applicable Seller Entity will, as of the Closing, have been, duly and validly executed and delivered by each such Seller Entity and, assuming this Agreement constitutes the valid and binding agreement of Buyer and each of the Ancillary Agreements constitutes the valid and binding agreement of the Buyer and any other parties to such agreement, this Agreement constitutes, and as of the Closing, the Ancillary Agreements to be executed and delivered by each applicable Seller Entity will constitute, the valid and binding agreement of each Seller Entity, enforceable against the applicable Seller Entity in accordance with its terms.

(c)           Finders or Brokers. Neither Seller Entity has employed any investment banker, broker or finder in connection with the Contemplated Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Contemplated Transactions.

3.2       Representations Regarding the Acquired Businesses. Seller Entities jointly and severally represent and warrant to Buyer as follows:

(a)           Qualification, Organization, Subsidiaries, etc. BH Media and The Buffalo News are each a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where failure to be so qualified would not be expected to have a material effect on the business of such entity.

(b)           Capital Structure of Buffalo News.

(i)          Berkshire is the owner of all outstanding shares of capital stock of Buffalo News and the Buffalo Shares have been duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(ii)         There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests obligating Buffalo News to (A) issue, transfer or sell any shares of its capital stock or securities convertible into or exchangeable for such shares, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase securities, or (C) redeem or otherwise acquire any such shares of capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar stock (or other equity)-based rights pertaining to Buffalo News.

(iii)        Buffalo News has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholder of Buffalo News on any matter.

(c)            Title to Acquired Assets and Buffalo Shares.

(i)          BH Media has good and valid title to, or a valid and enforceable license or leasehold interest in, the Acquired Assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

(ii)         Berkshire owns 100% of the issued and outstanding Buffalo Shares free and clear of all Encumbrances, other than Permitted Encumbrances.

(d)           Tax Matters. Each of BH Media, Buffalo News, their Subsidiaries, or a member of their Affiliated Group, as applicable, has timely filed or caused to be timely filed, or obtained an extension for, all Tax Returns which BH Media, Buffalo News and their Subsidiaries were required to file for any Pre-Closing Tax Period, and each has timely paid all Taxes (except for Ad Valorem Taxes) which BH Media, Buffalo News and their Subsidiaries were required to pay on or before the Closing Date, and there are no Encumbrances for Taxes upon any of the Acquired Assets except for Taxes not yet due and payable (except for statutory liens relating to Ad Valorem Taxes). All such Tax Returns were correct and complete in all material respects as relating to BH Media, Buffalo News, and the Subsidiaries and were prepared in substantial compliance with all applicable Laws.  Neither BH Media, Buffalo News, nor the Subsidiaries thereof has any liability for the Taxes of any Person other than BH Media, Buffalo News, or the Subsidiaries thereof under Reg. § 1.1502-6 (or any similar provision of state, local, or non-U.S. law).

(e)            Sufficiency of Assets. Other than the BH Media Owned Real Estate identified in the Lease, and the Excluded Assets, the Acquired Assets constitute all the assets necessary to conduct the Acquired Business.

3.3       No Additional Representations. Other than the representations and warranties expressly set forth in Article 3, Seller Entities have not made and shall not be deemed to have made, either directly or by or through any Representative, any other representation or warranty in connection with this Agreement, the Ancillary Agreements or the Contemplated Transactions.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER

4.1       Representations Regarding Buyer: Buyer represents and warrants the following:

(a)           Organization. Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

(b)         Corporate Authority Relative to this Agreement; No Violation. Buyer has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to be executed and delivered by Buyer and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Buyer and the consummation of the Contemplated Transactions have been duly and validly authorized by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been, and the Ancillary Agreements to be executed and delivered by Buyer will, as of the Closing, have been, duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes, and as of the Closing the Ancillary Agreements to be executed and delivered by the applicable Seller Entities will constitute the valid and binding agreement of such Seller Entities, this Agreement constitutes, and as of the Closing, the Ancillary Agreements to be executed and delivered by Buyer will constitute, the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

(c)           Indebtedness. Attached hereto as Schedule 4.1(c) is a list of all outstanding Indebtedness of the Buyer and its Subsidiaries as of the date of this Agreement and as of the Closing Date.

(d)         Finders or Brokers. Neither Buyer nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Contemplated Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Contemplated Transactions.

(e)         Independent Investigation. Buyer currently provides, and since July 2, 2018 has provided, management services to BH Media and BH Media Newspapers pursuant the Management Agreement between BH Media and Buyer, dated June 26, 2018 (the “Management Agreement”), and has also provided shared services to BH Media Newspapers, and in such capacities, Buyer acknowledges it is familiar with the operations, assets, accounts, and Liabilities of the BH Media Newspaper Business. Due to such familiarity and management knowledge the Acquired Assets and Assumed Liabilities are being transferred to and assumed by Buyer on an “As-Is” basis, except as otherwise specifically set forth in this Agreement. Buyer acknowledges and agrees that in making its decision to enter into this Agreement it has not relied upon any representation, warranty, agreement or covenant of the Seller Entities or their Representatives except as expressly set forth in this Agreement.

ARTICLE 5 COVENANTS

5.1       Conduct of Business.

(a)           Conduct of Seller Entities.  Between the date of this Agreement and the Closing, the Seller Entities shall cause each of BH Media and the Buffalo News to conduct its respective business only in the ordinary course of business and consistent with past practices.

(b)           Conduct of Buyer.  In rendering services to BH Media pursuant to the Management Agreement between the date of this Agreement and the Closing, Buyer shall perform such services in the ordinary course, consistent with past practice and the terms of the Management Agreement and Buyer will not take any action that would cause BH Media to conduct the BH Media Newspaper Business in any manner that is not in the ordinary course and consistent with past practices.

5.2       HSR Act Filing. As soon as practicable after the execution of this Agreement, but in any event no later than five (5) Business Days after such execution, Buyer and Seller Entities shall each complete and file, or cause to be completed and filed, any notification and report required to be filed under the HSR Act; and each such filing shall request early termination of the waiting period imposed by the HSR Act. Each Party shall diligently take, and fully cooperate in the taking of, all necessary and proper steps, and provide any additional information reasonably requested in order to comply with, the requirements of the HSR Act and any inquiries received from the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other Governmental Entity in connection with antitrust matters. In addition, each Party shall use commercially reasonable efforts to overcome, or cause to be overcome, any objections which may be raised by the FTC, the Antitrust Division or any other Governmental Entity having jurisdiction over antitrust matters. Buyer shall be responsible for the cost of the filing fee required under the HSR Act.

5.3       Tax Matters.

(a)           Responsibility for BH Media Taxes. The Seller Entities, Subsidiaries, or one or more members of the Affiliated Group, as applicable, shall prepare and timely file all Tax Returns (other than Income Tax Returns) for any Taxes (other than Income Taxes) imposed on or attributable to BH Media (including the Acquired Assets) or a Subsidiary of BH Media with respect to any taxable period for which a Tax Return filing is due on or before the Closing Date (each a “Pre-Closing Tax Period”). Buyer shall prepare and timely file all Tax Returns (other than Income Tax Returns) for, and indemnify and hold BH Media and its Affiliates harmless against, any Taxes (other than Income Taxes) imposed on or attributable to ownership of the Acquired Assets with respect to any taxable period for which such Tax Returns are due after the Closing Date, regardless of whether the applicable Tax period for such Tax Return began prior to the Closing Date (each a “Post-Closing Tax Period”). Seller Entities shall prepare and timely file all Income Tax Returns for, and indemnify and hold Buyer and its Affiliates harmless against, any Income Taxes imposed on BH Media or its Affiliated Group related to ownership of (i) the Excluded Assets with respect to any taxable period, whether ending prior to, on, or after the Closing Date, and (ii) the Acquired Assets with respect to any taxable period which begins on or prior to the Closing Date.

(b)           Responsibility for Buffalo News Taxes. The Seller Entities or a member of their Affiliated Group, as applicable, shall prepare and timely file all Income Tax Returns for, and indemnify and hold Buyer and its Affiliates harmless against, any Income Taxes imposed on Buffalo News related to a Pre-Closing Tax Period. Buyer or an Affiliate, as applicable, shall prepare and timely file all Tax Returns for, and indemnify and hold the Seller Entities and the Affiliates of the Seller Entities harmless against, any Taxes imposed on Buffalo News related to any Post-Closing Tax Period.  Buyer and its Affiliates shall be responsible for, and shall indemnify and hold the Seller Entities and the Affiliates of the Seller Entities for all Taxes (except Income Taxes) arising, due, and payable for any Pre-Closing Tax Period and any Post-Closing Tax Period.

(i)          Notwithstanding the foregoing, each of the Seller Entities and their respective Affiliates agrees to indemnify Buyer and its Affiliates from and against any Liability that Buyer or its Affiliates may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Liability of Buffalo News for Income Taxes, including under Reg. § 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) , with respect to any taxable period which begins on or prior to the Closing Date.

(ii)         Berkshire shall include the income of Buffalo News (including any deferred items triggered into income by Reg. § 1.1502-13 and any excess loss account taken into income under Reg. § 1.1502-19) on Berkshire’s consolidated federal Income Tax Returns for all Pre-Closing Tax Periods and pay any federal Income Taxes attributable to such income.  Buyer and its Affiliates shall furnish Tax information to Berkshire for inclusion in Berkshire’s federal consolidated Income Tax Return for the period prior to the Closing Date that includes the Closing Date in accordance with Buffalo News’ past custom and practice.  The income of Buffalo News shall be apportioned between Berkshire and Buffalo to the period up to an including the Closing Date (Berkshire’s responsibility) and the period after the Closing Date (Buyer’s responsibility) by closing the books of Buffalo News as of the end of the Closing Date.

(iii)        Berkshire shall not make an election under Code § 336(e) with respect to the transactions contemplated by this Agreement.  Neither Party shall make an election under Code § 338 with respect to the Contemplated Transactions.

(iv)        Any agreement between Buffalo News and the other members of its Affiliated Group regarding allocation of payment of Taxes or amounts in lieu of Taxes shall be deemed terminated at and as of the Closing as applied to Buffalo News and the Seller Entities and their respective Affiliates shall indemnify Buyer and its Affiliates from and against any Liability Buyer or its Affiliates may suffer resulting from, arising out of, or relating to, in the nature of, or caused by any such agreement.

(c)           Tax Contests. The Seller Entities or a member of the Affiliated Group of the Seller Entities, as applicable, shall control and bear the cost of the conduct of any audit, claim, proceeding, dispute or controversy (“Tax Contest”) relating to any Tax for which a Seller Entity or a member of the Affiliated Group of such Seller Entity, as applicable, is responsible pursuant to Section 5.3(a) or Section 5.3(b); provided, however, that no Seller Entity or member of the Affiliated Group of such Seller Entity, as applicable, shall settle or compromise any such Tax Contest in a manner that could reasonably be expected to adversely affect the Tax Liability of Buyer or Buffalo News for any Post-Closing Tax Period without the consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned). Buyer shall control all other Tax Contests relating to any Acquired Assets or Buffalo News.

(d)           Refunds and Credits. Any refunds or credits of Taxes of Buffalo News or the Acquired Assets with respect to Income Taxes described in Section 5.3(a) and Section 5.3(b) paid by Seller Entities or a member of the Affiliated Group of a Seller Entity, as applicable, shall be for the account of the appropriate Seller Entity, and if Buyer receives any Income Tax refund or credit that relates to such Income Taxes, Buyer shall pay the appropriate Seller Entity the amount of any such refund or the value of such credit. Any refunds or credits of Taxes required to be paid by Buyer pursuant to Section 5.3(a) and Section 5.3(b), as well as Taxes (except Income Taxes) for any period, shall be for the account of Buyer, and if any Seller Entity or Affiliate receives any Tax refund or credit that relates to such Taxes, the applicable Seller Entity or Affiliate, as applicable, shall pay to Buyer the amount of any such refund or the value of such credit.

(e)           Cooperation. The Parties shall provide assistance to each other as reasonably requested in preparing and filing Tax Returns and responding to Tax Contests, provide reasonably detailed notice of any Tax Contest sufficient to apprise the other Party of the nature of the claim, make available to each other as reasonably requested all relevant information, records, and documents, including workpapers, relating to Taxes of Buffalo News or the Acquired Assets and retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other Party of any Tax Return, or for any Tax Contest.

(f)            Miscellaneous.  Buyer and the Seller Entities agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.

(g)           Ad Valorem Taxes.  Buyer and its Affiliates shall be responsible for, and shall hold BH Media and its Affiliates harmless against, any Ad Valorem Taxes imposed or related to ownership of the Acquired Assets for any Pre-Closing Tax Period or Post-Closing Tax Period.

(h)           Survival. The indemnity obligations pursuant to this Section 5.3 shall survive the Closing and shall continue indefinitely.

5.4       Public Announcements. The Parties will consult with and provide each other the opportunity to review and comment upon any press release or, to the extent practicable, other public statement made by a Party or their respective Subsidiaries prior to the issuance of such press release or, to the extent practicable, other public statement relating to this Agreement or the Contemplated Transactions and shall not issue any such press release or, to the extent practicable, other public statement prior to such consultation except as may be required by applicable Law, by obligations pursuant to any listing agreement with any national securities exchange or, under a Party’s obligations to make filings with the SEC. The Parties agree to issue a joint press release announcing this Agreement.

5.5       Transaction Costs. Each Party, or its Affiliates, shall pay the transaction costs and expenses (including legal, accounting and other professional fees) that it incurs in connection with the negotiation, execution and performance of this Agreement, the Ancillary Agreements, and the consummation of the Contemplated Transactions, provided that Buyer shall pay all transaction costs of the Seller Entities attributable to the negotiation and preparation of the Credit Agreement and Term Loan. Buyer shall pay all transfer Taxes (including stock transfer, sales, use and deed Taxes) incurred by any Party as a result of the Contemplated Transactions and the fees and costs of recording or filing all applicable conveyancing instruments associated with the Contemplated Transactions.

5.6       Retention of and Access to Records. From and after the Closing, Buyer shall preserve, in accordance with Buyer’s normal document retention policy, all books and records transferred by Seller Entities to Buyer pursuant to this Agreement. In addition to the foregoing, from and after the Closing, each Party shall afford to the other Parties, and its counsel, accountants and other Representatives, and their respective counsel, accountants and other authorized agents and representatives, during normal business hours and upon the execution and delivery of a confidentiality and non-disclosure agreement in customary form and substance (which shall include appropriate exceptions for disclosure relating to Tax matters), reasonable access to the employees, books, records, financial information and other data relating to the BH Media Newspaper Business or the Buffalo News in its possession, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting Party (a) to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against any such Party or its Affiliates, (b) for the preparation of Tax Returns and audits, and (c) for any other reasonable business purpose.

5.7       Notifications. Prior to the Closing, Seller Entities will promptly deliver to Buyer written notice of any specific event or circumstance of which it has knowledge, or of which it receives notice, that (i) either Seller Entity believes would materially impair or delay the consummation of the Contemplated Transactions, or (i) would result in the conditions set forth in Section 7.2(a) or Section 7.2(b) not being satisfied. Prior to the Closing, Buyer will promptly deliver notice to the Seller Entities in writing of any specific event or circumstance of which it has knowledge, or of which it receives notice, that (i) Buyer believes would materially impair or delay the consummation of the Contemplated Transactions or (ii) would result in the conditions set forth in Section 7.3(a) or Section 7.3(b) not being satisfied.

5.8       No Liability of BH Media Related to the BH Media Newspaper Business. Buyer acknowledges and agrees that it is the intention of the Parties that BH Media and its Affiliates shall not have post-Closing Liability of any nature arising from or relating to the BH Media Newspaper Business (except as otherwise provided in Section 5.3), regardless of whether the events giving rise to such Liability occurred prior to, or after, the Closing. All Liabilities of any nature related to the Acquired Assets, or the Assumed Liabilities, regardless of when such Liabilities were incurred, shall (except as otherwise provided in Section 5.3) be assumed by Buyer at Closing and Buyer shall indemnify and hold harmless BH Media and its Affiliates from any such Liabilities.

5.9       Post-Closing Management. Because of the Parties’ intention stated in Section 5.8, Buyer agrees after Closing it will manage, at its sole cost and expense (including attorney’s fees, settlement or judgement costs): (i) the payment and satisfaction of any Liabilities which relate to the Acquired Assets, Assumed Liabilities, or the BH Media Newspaper Business, and (ii) the investigation, defense or prosecution of any subpoena, demand, action, suit, inquiry, claim, investigation or proceeding which is pending, instituted or threatened against BH Media (and its Affiliates, if applicable) or its current or former Representatives acting within the scope of their official duties, and which relates to or arises out of the Acquired Assets, Assumed Liabilities, or the BH Media Newspaper Business, regardless of whether the events giving rise to the Liability for any such matter described in (i) or (ii) above occurred prior to or following the Closing (each such matter a “BH Media Newspaper Matter”). Schedule 5.9 lists all currently ongoing litigation matters involving BH Media in federal or state court. Following the Closing, Buyer will indemnify BH Media and its Affiliates from any Liability related to a BH Media Newspaper Matter and will reimburse all costs incurred by BH Media or its Affiliates in connection with a BH Media Newspaper Matter, including reasonable attorney’s fees. In performing its obligations under this Section 5.9, Buyer and its Affiliates will not agree to settle any BH Media Newspaper Matter without BH Media’s consent unless such settlement agreement contains a full and complete release of BH Media (and its Affiliates, if applicable) with no admission of guilt or wrongdoing, and contains no non-monetary obligations of BH Media other than an obligation to keep the settlement agreement and discussions confidential.

5.10     Third Party Consents. Buyer and Seller Entities shall use commercially reasonable efforts to obtain any necessary third-party consents to the transfer of the Acquired Assets and assignment of the Assumed Contracts prior to Closing; provided, however, that BH Media shall not be required to pay or incur any cost or expense to obtain any third party consent that BH Media is not otherwise required to pay or incur in accordance with the terms of the applicable Assumed Contract. If any such third party consent required to transfer any material Acquired Asset or assign any material Assumed Contract is not obtained before the Closing, BH Media shall, for a period of six (6) months after the Closing and at Buyer’s expense, use commercially reasonable efforts to: (i) obtain such consent, (ii) cooperate with Buyer in any reasonable arrangement designed to provide Buyer the benefits of the applicable Acquired Asset or Assumed Contract and (iii) enforce any rights of BH Media under or with respect to the applicable Acquired Asset or Assumed Contract against all other Persons. In addition, if any such third party consent is not obtained before the Closing, Buyer shall perform the obligations of BH Media under such Assumed Contract to the extent that such obligation would have been an Assumed Liability but for the fact that such consent has not been so obtained, and Seller Entities shall provide to Buyer the benefits of any such Assumed Contract. To the extent that an Acquired Asset or Assumed Contract is an insurance policy and (a) such policy is not transferable or consent is not obtained to transfer such policy to Buyer and (b) Buyer notifies the Seller Entities that Buyer is unable to procure an adequate successor policy, Seller Entities shall maintain such policy, or, if unable to maintain such policy, purchase and maintain a tail policy to such policy containing substantially similar terms and conditions, at Buyer’s expense, for the benefit of Buyer with respect to claims arising on or before the Closing Date.

5.11     Further Actions. Subject to the other provisions of this Agreement, which may impose additional or different obligations, the Parties shall each use commercially reasonable efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to satisfy as soon as practicable all of the conditions required to be satisfied by it hereunder and to consummate the transactions contemplated hereby as expeditiously as possible. Subject to the other provisions of this Agreement, each Party further understands and agrees that it shall not take, or cause or permit to be taken, any action that is materially inconsistent with the terms of this Agreement, nor shall a Party take, or cause or permit to be taken any action that might materially delay or hinder the timely consummation of the transactions contemplated hereby.

ARTICLE 6 EMPLOYMENT MATTERS

6.1       Acquired Employees. Buyer or its Affiliates shall make offers of employment to all BH Media Employees who are employed on the Closing Date. Any employment of a BH Media Employee with Buyer or its Affiliates will be effective as of immediately following the Closing Date. Such offers of employment shall be on terms and conditions substantially similar in the aggregate to the current terms of employment of each BH Media Employee, within the current state of such BH Media Employee’s current employment and not more than 50 miles from such BH Media Employee’s current employment location. BH Media Employees who accept such offer of employment and become employees of Buyer or an Affiliate of Buyer shall be referred to in this Agreement as “Acquired Employees.”

6.2       Collective Bargaining Agreements. All collective bargaining agreements covering Acquired Employees shall be assumed by the Buyer at Closing and all collective bargaining agreements covering employees of Buffalo News shall survive the Closing. BH Media and Buyer understand and agree that BH Media may have an obligation to engage in effects bargaining with unions which are certified to represent BH Media employees through collective bargaining to the extent requested by such unions.

6.3       Vacation. The Assumed Liabilities shall include, and Buyer shall assume, BH Media’s Liability for all accrued, but unpaid vacation time of Acquired Employees.

6.4       Welfare Plans.

(a)           BH Media shall assign to Buyer, and Buyer shall assume the BH Media Employee Benefit Plans to the extent that such assignment and assumption is permitted under the terms of such plans (the “Assumed Plans”).  Buyer shall permit the Acquired Employees to continue active participation in Assumed Plans until Buyer determines that it is advisable for the Acquired Employees to commence participation in benefit plans maintained by Buyer (or its Affiliates) in accordance with the terms of Buyer’s (or its Affiliates’) plans (the “Buyer Welfare Plans” ). If any of the BH Media Employee Benefit Plans is not assignable by BH Media or assumable by Buyer, then Buyer will use commercially reasonable efforts to permit any Acquired Employees affected by such circumstances to participate in comparable Buyer Welfare Plans. At such time as the Acquired Employees begin participation in any of the Buyer Welfare Plans, for all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the Buyer Welfare Plans providing benefits to any Acquired Employees after the Closing, each Acquired Employee shall subject to applicable Law and applicable tax qualification requirements be credited with his or her years of service with BH Media or its Affiliates before the Closing, to the same extent as such Acquired Employee was entitled, before the Closing, to credit for such service under any similar employee benefit plan in which such Acquired Employee participated or was eligible to participate immediately prior to the Closing, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, each Acquired Employee shall be immediately eligible to participate, without any waiting time, in any and all Buyer Welfare Plans. Buyer shall cause any eligible expenses incurred by an Acquired Employee and his or her covered dependents during the portion of the plan year of the applicable plan ending on the date such employee’s participation in the corresponding Buyer Welfare Plan begins to be taken into account under such Buyer Welfare Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Buyer Welfare Plan.

(b)           To the extent that an Acquired Employee has not used all amounts deferred to a health or limited purpose flexible spending account plan as of the Closing Date, BH Media shall transfer to Buyer in cash any positive balance in such Acquired Employee’s health or limited purpose flexible spending account as of the Closing Date to the extent not otherwise included in the Acquired Assets, and Buyer shall assume all obligations with respect to that Acquired Employee’s health or limited purpose flexible spending account plan balance.

6.5       COBRA Coverage. BH Media shall assign its group health, dental, vision, and wellness plans at Closing, and therefore, Buyer agrees it will provide and be responsible for the provision of group health, dental, vision, and wellness plan continuation coverage with respect to each Person who is an “M&A Qualified Beneficiary” of BH Media (within the meaning of T. Regs. 54.4980B-9 Q&A-4).

6.6       General. Nothing in this Article 6 or elsewhere in this Agreement shall be construed as conferring any legal rights upon any Person for continuation of employment by Buyer or its Affiliates, requiring Buyer to implement, or limiting the rights of Buyer to amend or discontinue, any benefit plan, program or practice of any nature whatsoever, or (iii) conferring upon any Person (other than a Party to this Agreement) any rights or remedies under this Agreement (including under this Article 6).

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS

7.1       Conditions to Each Party’s Obligation. The respective obligation of each Party to effect the Contemplated Transactions is subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a)           HSR Act. The waiting period (and each extension of such waiting period, if any) under the HSR Act applicable to the Contemplated Transactions shall have terminated or expired.

(b)          No Injunction. No temporary or permanent injunction or other order issued by any court of competent jurisdiction prohibiting consummation of the Contemplated Transactions shall be in effect.

(c)           No Proceedings. At the Closing, there shall not be instituted or pending any action or proceeding in which any Governmental Entity of any competent jurisdiction seeks to make any of the material Contemplated Transactions illegal or otherwise restrain in any material respect or prohibit consummation of any of the material Contemplated Transactions.

7.2       Conditions to Obligations of Buyer. Buyer’s obligation to purchase the Acquired Assets, assume the Assumed Liabilities, and purchase the Buffalo Shares and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part, and which shall be deemed waived upon Closing):

(a)            Accuracy of Representations. The representations and warranties of the Seller Entities set forth in this Agreement taken together as a whole shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in the aggregate, a material effect on the Acquired Business; provided, however, that, representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period.

(b)           Seller Entities’ Performance. All of the covenants and obligations that Seller Entities are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects. Buyer shall have received a certificate to such effect, from each Seller Entity signed on behalf of such Seller Entity by an authorized officer.

(c)            Credit Agreement. The funding of the Loan pursuant to the Credit Agreement shall have occurred.

7.3       Conditions to Obligations of Seller. The obligations of Seller Entities to sell the Acquired Assets, to transfer Assumed Liabilities, and the Buffalo Shares and to take the other actions required to be taken by the Seller Entities at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Seller Entities, in whole or in part, and which shall be deemed waived upon Closing).

(a)           Accuracy of Representations. The representations and warranties of Buyer set forth in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not materially impair or delay the consummation of the Contemplated Transactions; provided, however, that, representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period, and Seller Entities shall have received a certificate to such effect, signed on behalf of Buyer by an authorized officer.

(b)          Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects. Seller Entities shall have received a certificate to such effect, signed on behalf of Buyer, by an authorized officer.

(c)           Credit Agreement. The funding of the Loan pursuant to the Credit Agreement shall have occurred and such proceeds shall have been used to satisfy all outstanding Indebtedness of Buyer and its Affiliates.

ARTICLE 8 TERMINATION

8.1       Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)              by written consent of Seller Entities and Buyer;

(b)           by any Seller Entity or Buyer if any Governmental Entity shall have issued an order, decree or ruling permanently enjoining or prohibiting the consummation of the Contemplated Transactions and such order, decree or ruling shall have become final and nonappealable (but only if the Party seeking to terminate pursuant to this clause (b) shall have used best efforts to oppose and remove such order, decree or ruling);

(c)            by either Seller Entity or Buyer if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before April 30, 2020 (the “End Date”);

(d)           by either Seller Entity, if Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) that cannot be cured by the End Date, provided that the applicable Seller Entity shall have given Buyer written notice, delivered at least thirty (30) days prior to such termination, notifying Buyer of such breach or failure to perform; and

(e)           by Buyer, if a Seller Entity shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) cannot be cured by the End Date, provided Buyer shall have given the Seller Entities written notice, delivered at least thirty (30) days prior to such termination, notifying the Seller Entities of such breach or failure to perform.

8.2       Effect of Termination. If this Agreement is terminated under Section 8.1, this Agreement shall immediately become void and have no effect, without any Liability or obligation on the part of any Party, other than the provisions of Section 4.1(d), Section 3.1(c), this Section 8.2 and Article 9. If this Agreement is terminated, the Management Agreement shall continue in full force and effect and no payout shall occur pursuant to the terms of the Termination Agreement.

ARTICLE 9 GENERAL PROVISIONS

9.1       Survival of Representations and Warranties. The representations and warranties contained in this Agreement, and all representations and warranties contained in the certificates delivered pursuant to this Agreement will terminate at the Closing; provided, that, the representations and warranties of Seller Entities contained in Section 3.1(b) and 3.2(c) and the representations and warranties of Buyer contained in Section 4.1(b) shall survive the Closing and continue indefinitely.

9.2      Notices. All notices, requests, claims and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or by overnight courier to the Parties at the addresses set forth on Schedule 9.2 (or at such other address for a Party as shall be specified by notice from such Party) or sent by email (with an acknowledged response) to the email addresses set forth on Schedule 9.2.

9.3       Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

9.4       Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party and delivered to each other Party. Such counterparts may be delivered in PDF format by email correspondence.

9.5       Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement (and supersede each prior agreement and understanding, whether written or oral) among the Parties regarding the subject matter of this Agreement. This Agreement is not intended to confer any rights or remedies on any Person other than the Parties.

9.6       Governing Law. This Agreement shall be governed by; and construed in accordance with, the Laws of the State of Delaware regardless of any Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.7       Assignment. Neither this Agreement nor any right, interest or obligation under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties; provided that prior to the Closing Date, Buyer may elect to assign its rights under this Agreement to (x) a wholly-owned Subsidiary of Buyer if such Subsidiary becomes a party to this Agreement by a duly-executed amendment to this Agreement and agrees to be bound by the representations, warranties, covenants and obligations in this Agreement and Buyer remains responsible and liable for all of its obligations under this Agreement and guarantees such Subsidiary’s obligations under this Agreement.

9.8       Amendments; Waiver. This Agreement may not be amended or modified except by written agreement of the Parties. No breach of any covenant, agreement, representation or warranty made in this Agreement shall be deemed waived unless expressly waived in writing by the Party who might assert such breach.

9.9       Enforcement. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms or were otherwise breached. Each Party shall be entitled to injunctive relief to prevent any breach of this Agreement and to enforce this Agreement specifically in any court of the State of Delaware or any court of the United States located in the State of Delaware (in addition to any other remedy to which such Party is entitled at law or in equity). In addition, each Party:

(a)           submits itself to the personal jurisdiction of (i) the courts of the State of Delaware; and (ii) the United States District Court for the District of Delaware with respect to any dispute arising out of this Agreement or the Contemplated Transactions to the extent such courts would have subject matter jurisdiction with respect to such dispute;

(b)           agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(c)           agrees that it will not bring any action relating to this Agreement, the Ancillary Agreements, or the Contemplated Transactions in any court other than such courts referred to above.

9.10     Waiver of Jury Trial. Each of the Parties irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Ancillary Agreements, the Contemplated Transaction or the actions of any Party in the negotiation, performance or enforcement of this Agreement, the Ancillary Agreements or the Contemplated Transaction.

9.11     Enforcement of Agreement. The Parties acknowledge and agree that money damages would not be a sufficient remedy for any breach of this Agreement by the another Party, that the Parties would suffer irreparable harm as a result of any such breach, and that, in addition to all other remedies available under this Agreement or at law or in equity, the Parties shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach. In the event of any action by any Party to enforce this Agreement, the other Parties hereto hereby waive the defense that there is an adequate remedy at law. The Parties recognize and agree that Seller Entities and Buyer have each relied on this Agreement and expended considerable effort and resources related to the transactions contemplated hereby, that the right and benefits conferred upon Seller Entities and Buyer herein are unique, and that damages may not be adequate to compensate Seller Entities or Buyer in the event either refuses to consummate the transactions contemplated hereby and effect the Closing in accordance with the terms and conditions hereof. The Parties therefore acknowledge and agree that, without limiting the generality of the foregoing and in addition to any and all remedies available to them, Seller Entities shall be entitled to enforce specifically Buyer’s obligation to purchase the Acquired Assets and the Buffalo Shares for the Purchase Price and assume the Assumed Liabilities and otherwise to effect the Closing, if the conditions set forth in Section 7.2 are satisfied or capable of being satisfied.

9.12     BH Media’s Retention of Attorney-Client Privilege.

(a)           Buyer’s Non-Access to BH Media’s Records Regarding the Contemplated Transactions. Buyer agrees that it would be impractical to remove (and after Closing neither Buyer nor, its Affiliates are obligated to remove) all Attorney-Client Communications from the records (including e-mails and other electronic files) included in the Acquired Assets.  Accordingly, Buyer will not, and will cause each of its Affiliates not to, intentionally use any Attorney-Client Communication in the records of Buyer or any of its Subsidiaries after Closing in a manner that Buyer knows or should reasonably be expected to know is materially adverse to any Seller Entity.

(b)           Retention of Privilege. Buyer agrees, on its own behalf and on behalf of its current and future Affiliates, that from and after Closing (i) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications belong to BH Media and will not pass to or be claimed by Buyer any of its Affiliates, and (ii) BH Media will have the exclusive right to control, assert, or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, after Closing, Buyer will not, and will cause each of its Affiliates not to, (A) assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Attorney-Client Communication, except to the extent determined necessary by Buyer to be required to fulfill Buyer’s obligations under Section 5.9 of this Agreement; or (B) knowingly take any action which could cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not a Seller Entity.

9.13     Severability. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been included in this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Seller Entities:

BH Media Group, Inc.

By:	/s/ Ted Weschler
Name:	Ted Weschler
Title:	Authorized Signatory

Berkshire Hathaway Inc.

By:	/s/ Ted Weschler
Name:	Ted Weschler
Title:	Authorized Signatory

Buyer:

Lee Enterprises, Incorporated

By:	/s/ Kevin D. Mowbray
Name:	Kevin D. Mowbray
Title:	President & CEO

[Signature Page to Asset and Stock Purchase Agreement]